                              RUTAN & TUCKER LETTERHEAD


LARRY A. CERUTTI
Direct Dial: (714) 641-3450
E-mail: lcerutti@rutan.com                  April 12, 2005


VIA FEDERAL EXPRESS AND
-----------------------
EDGAR CORRESPONDENCE
--------------------

Russell Mancuso, Esq.
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-0306

         Re:      Emrise Corporation
                  Registration Statement on Form S-1
                  Filed January 31, 2004
                  Registration No. 333-122394
                  Current Report on Form 8-K/A filed September 30, 2004
                  -----------------------------------------------------

Dear Mr. Mancuso:

         On behalf of Emrise Corporation ("Company"), this letter responds to your letter to the Company dated March 1, 2005. The comments contained in your letter are set forth below in their entirety.

         The enclosed clean and marked to show changes copies of Amendment No. 1 to the Company's Registration Statement on Form S-1, Registration No. 333-122394 ("Registration Statement") contain revisions made in response to your comments. We have also enclosed a copy of the Company's Form 10-K for the year ended December 31, 2004, as recently filed ("2004 Form 10-K"), which contains disclosures responsive to your comments. In addition, enclosed are clean and marked to show changes copies of Amendment No. 4 to the Company's Form 8-K for July 13, 2004, as recently filed ("Form 8-K/A").

         We have indicated below whether and where disclosure in response to your comments has been included in the Company's filings or the reasons why the Company believes such disclosure is inapplicable or inappropriate. The page numbers referenced below correspond to the clean non-EDGAR versions of the enclosed documents.

Russell Mancuso, Esq.
April 12, 2005
Page 2


General
-------

1. WE NOTE FROM YOUR PRESS RELEASE DATED JANUARY 6, 2005 THAT YOU EXPECT THAT APPROXIMATELY $4 MILLION OF THE PROCEEDS OF YOUR JANUARY 2005 PRIVATE EQUITY FINANCING WILL BE USED IN FEBRUARY 2005 TO COMPLETE THE FINANCING OF A PLANNED ACQUISITION OF A PROFITABLE EUROPEAN COMPANY, AN ACQUISITION EXPECTED TO GENERATE APPROXIMATELY $15 MILLION IN ANNUAL REVENUES AND BE ACCRETIVE TO YOUR OVERALL EARNINGS IN 2005 AND THAT MANAGEMENT HAS IDENTIFIED AN ADDITIONAL ACQUISITION IN THE UNITED STATES. PLEASE UPDATE YOUR PROSPECTUS TO DESCRIBE ANY MATERIAL DEVELOPMENTS REGARDING YOUR PROPOSED ACQUISITIONS.

         Disclosure regarding the Pascall acquisition that was completed in March 2005 has been included throughout the prospectus and 2004 Form 10-K. Additional disclosure has been added to page 44 of the prospectus and page 6 of the 2004 Form 10-K indicating that the Company is in discussions to acquire a United States-based power supply company.

Fee Table
---------

2. PLEASE REVISE FOOTNOTE (1) TO REFLECT ONLY THOSE TRANSACTIONS PERMITTED BY RULE 416.

         Footnote (1) on the cover page of the Registration Statement has been revised to delete the reference to "anti-dilution adjustments."

Prospectus Cover
----------------

3. WE NOTE YOUR REFERENCE TO PAGE 6 FOR "SOME OF THE FACTORS." PLEASE REVISE TO REMOVE ANY IMPLICATION THAT YOU HAVE OMITTED MATERIAL RISK FACTORS.

         The reference to "some" on the cover page of the prospectus has been omitted.

Risk Factors - Page 6
---------------------

If we are unable to fulfill backlog - Page 8
--------------------------------------------

4.       CLARIFY WHY YOU MAY NOT BE ABLE TO FULFILL BACKLOG.

         This risk factor has been revised on page 7 of the prospectus to clarify why the Company may be unable to fulfill backlog orders.

Russell Mancuso, Esq.
April 12, 2005
Page 3


The unpredictability of our quarterly operating results - Page l0
-----------------------------------------------------------------

5. IF THE COMPLETION OF CURRENTLY ANNOUNCED MERGER PLANS IN THE INDUSTRY WILL ADVERSELY AFFECT YOUR BUSINESS, PLEASE SPECIFICALLY DISCLOSE THESE EFFECTS.

         The Company does not believe that any currently announced merger in the telecommunications industry will adversely affect its business because the Company is a qualified supplier to each of the RBOCs. Therefore, no new disclosure has been added in that regard.

Capitalization - Page 14
------------------------

6. REVISE TO REMOVE THE CAPTION RELATING TO CASH AND CASH EQUIVALENTS FROM YOUR PRESENTATION OF CAPITALIZATION.

         The cash and cash equivalents line item has been deleted from the capitalization table on page 14 of the prospectus.

Selected Consolidated Historical Financial Data - Page 15
---------------------------------------------------------

7. REVISE TO RECONCILE YOUR "LONG-TERM DEBT, NET OF CURRENT PORTION" WITH YOUR CONDENSED CONSOLIDATED BALANCE SHEET ON PAGE F-2. THIS COMMENT ALSO APPLIES TO YOUR SUMMARY OF CONSOLIDATED HISTORICAL FINANCIAL DATA ON PAGE 4. PLEASE REVISE AS NECESSARY.

         It appears that the error to which your comment refers was contained in the September 30, 2004 column, which column has been eliminated from the tables in both locations and replaced with a 2004 column on page 16 of the prospectus that has been reconciled to the balance sheet.

8. WE NOTE THE LARUS ACQUISITION IN JULY 2004. REVISE TO DESCRIBE OR CROSS-REFERENCE TO A DISCUSSION OF SIGNIFICANT MATTERS THAT AFFECT THE COMPARABILITY OF THE FINANCIAL DATA PRESENTED. REFER TO INSTRUCTION 2 TO ITEM 301 OF REGULATION S-K. THIS COMMENT ALSO APPLIES TO YOUR QUARTERLY DATA.

         Appropriate descriptions or cross-references have been included at pages 5, 16 and 36 of the prospectus.

Russell Mancuso, Esq.
April 12, 2005
Page 4


9. WE NOTE THAT THE FINANCIAL STATEMENTS ARE "DERIVED FROM" THE AUDITED FINANCIAL STATEMENTS. PLEASE SUPPLEMENTALLY CLARIFY WHAT IS MEANT BY THE PHRASE "QUALIFIED IN THEIR ENTIRETY BY REFERENCE."

         The phrase "qualified in their entirety by reference" has been deleted from the introductory paragraphs of the "Summary Consolidated Historical Financial Data" at page 4 of the prospectus and "Selected Consolidated Historical Financial Data" at page 15 of the prospectus.

Management's Discussion and Analysis... - Page 17
-------------------------------------------------

Results of Operations - Page 17
-------------------------------

Nine Months ended September 30, 2004 Compared to Nine Months ended September 30,
--------------------------------------------------------------------------------
2003 - Page 21
--------------

10. WHERE CHANGES IN LINE ITEMS OF THE FINANCIAL STATEMENTS ARE THE RESULT OF MORE THAN ONE FACTOR AND/OR OF OFFSETTING FACTORS, THE IMPACT OF EACH INDIVIDUALLY SIGNIFICANT FACTOR SHOULD BE QUANTIFIED TO THE EXTENT PRACTICABLE. ALSO, INCLUDE AN EXPLANATION OF HOW OR WHY THESE FACTORS AROSE. FOR EXAMPLE, WE WOULD EXPECT TO SEE THE IMPACT OF THE LARUS ACQUISITION ON EACH SIGNIFICANT LINE ITEM OF THE FINANCIAL STATEMENTS QUANTIFIED IN YOUR MD&A DISCUSSION. APPLY THIS GUIDANCE THROUGHOUT MD&A.

         Additional disclosure has been added to the comparative information contained at pages 24 to 29 of the prospectus and pages 37 to 42 of the 2004 Form 10-K in response to this comment.

11. PLEASE PROVIDE MORE DETAILED DISCUSSION OF THE EFFECTS OF PRICE AND PRODUCT MIX CHANGES. IN GENERAL, YOUR DISCUSSION SHOULD SEPARATELY QUANTIFY THE EFFECTS OF CHANGES IN RATE AND VOLUME ON REPORTED REVENUE. REFER TO PARAGRAPH (A)(3)(III) OF ITEM 303 OF REGULATION S-K FOR GUIDANCE.

         Additional disclosure has been added to the net sales discussions on page 24 to 26 and 28 of the prospectus and at pages 37 to 39 and 41 of the 2004 Form 10-K to discuss the effects of price and product mix changes.

Russell Mancuso, Esq.
April 12, 2005
Page 5


12. WE NOTE YOUR REFERENCE TO WORK FORCE REDUCTIONS AND COST CUTTING EFFORTS IN YOUR OVERVIEW SECTION. TELL US WHETHER ANY LIABILITIES FROM THESE REFERENCED PROGRAMS ARE REFLECTED IN YOUR DECEMBER 31, 2003 OR SEPTEMBER 30, 2004 BALANCE SHEETS. REVISE TO DESCRIBE AND QUANTIFY THE ACTIONS UNDERTAKEN IN THESE REDUCTION PROGRAMS AND TO QUANTIFY THE KNOWN OR EXPECTED SAVINGS THAT HAVE RESULTED FROM THEM.

         There are no liabilities for cost reduction programs reflected in the Company's December 31, 2004, December 31, 2003 or September 30, 2004 balance sheets. The "Overview" sections beginning at page 17 of the prospectus and page 30 of the 2004 Form 10-K have been revised to describe and quantify the actions and savings.

Liquidity and Capital Resources - Page 28
-----------------------------------------

13. NOTE THAT ITEM 303 OF REGULATION S-K REQUIRES DISCUSSION OF CHANGES IN FINANCIAL CONDITION BETWEEN THE TWO FISCAL YEARS AND ANY SUBSEQUENT INTERIM PERIOD FOR WHICH FINANCIAL STATEMENTS ARE REQUIRED TO BE INCLUDED IN THE FILING ON FORM S-1. ACCORDINGLY, YOU MUST DESCRIBE CHANGES IN FINANCIAL CONDITION BETWEEN DECEMBER 31, 2003 AND 2002 AND BETWEEN SEPTEMBER 30, 2004 AND DECEMBER 31, 2003. REVISE AS NECESSARY.

         The financial statements in the S-1/A have been updated to include annual financial statements for the year ended December 31, 2004. Accordingly, interim financial statements are no longer required. The "Liquidity and Capital Resources" section of the MD&A has been updated beginning at page 29 of the prospectus and page 42 of the 2004 Form 10-K to discuss changes in financial condition between December 31, 2004 and 2003.

14. IN THIS REGARD, EXPAND TO DESCRIBE THE REASONS FOR THE INCREASES AND DECREASES IN THE VARIOUS COMPONENTS OF WORKING CAPITAL CITED AS IMPACTING CASH FLOW FROM OPERATIONS. IN GENERAL, WHEN YOU DESCRIBE THE EFFECTS OF CHANGES IN WORKING CAPITAL ON CASH FLOW FROM OPERATIONS, THE REASONS FOR THESE CHANGES SHOULD ALSO BE DESCRIBED.

         The expanded discussion has been included beginning at page 29 of the prospectus and page 42 of the 2004 Form 10-K.

15. AS RELATED MATTER, WE NOTE THE SIGNIFICANT INVENTORY AND ACCOUNTS RECEIVABLE BALANCES AT SEPTEMBER 30, 2004. PLEASE DISCUSS THESE BALANCES AND THEIR RELATED TURNOVER/COLLECTION RATES ON A COMPARATIVE BASIS. ALSO, EXPLAIN THE BASIS OF YOUR CONCLUSIONS REGARDING THE RECOVERABILITY OF INVENTORY AND ACCOUNTS RECEIVABLE AS OF THE MOST RECENT BALANCE SHEET DATE.

         The requested discussion and explanation as updated to December 31, 2004 have been included in the "Liquidity and Capital Resources" section of the MD&A beginning at page 29 of the prospectus and page 42 of the 2004 Form 10-K.

Russell Mancuso, Esq.
April 12, 2005
Page 6


16. REVISE TO DEFINE THE FINANCIAL RATIOS AND MINIMUM NET WORTH LEVELS REQUIRED IN YOUR FINANCIAL COVENANTS. WHAT WOULD HAPPEN IF YOU WERE UNABLE TO OBTAIN A WAIVER OR AMENDMENT FROM YOUR LENDER ON REASONABLE TERMS? WHAT KIND OF INTEREST RATE INCREASES COULD BE IMPOSED? SUPPLEMENTALLY DISCUSS.

         The requested definitions and related discussion have been included in the "Liquidity and Capital Resources" section beginning at page 29 of the prospectus and page 42 of the 2004 Form 10-K.

17.      CLARIFY HOW YOUR NEW CREDIT ARRANGEMENTS AFFECT YOUR HISTORIC COST OF
         CAPITAL.

         A discussion of the effects of the new credit arrangement on the Company's historic cost of capital has been added in the "Liquidity and Capital Resources" section of the MD&A at page 31 of the prospectus and page 43 of the 2004 Form 10-K.

Management - Page 65
--------------------

Code of Ethics - Page 67
------------------------

18. PLEASE RECONCILE THE DISCLOSURE IN THE SECOND PARAGRAPH WITH THE CURRENT FORM 8-K ITEM NUMBERS AND DEADLINES.

         The references to the Form 8-K item number and deadline have been corrected at page 67 of the prospectus and page 59 of the 2004 Form 10-K.

Related-Party Transactions - Page 79
------------------------------------

19. PLEASE ENSURE THAT YOU HAVE DISCLOSED ALL RELATED PARTY TRANSACTIONS DURING THE LAST THREE YEARS. SEE INSTRUCTION 2 TO REGULATION S-K ITEM
         404. FOR EXAMPLE, WE NOTE THE RELATIONSHIP MENTIONED IN FOOTNOTE 27 TO YOUR TABLE OF SELLING SECURITY HOLDERS.

         There are no additional related party transactions to disclose pursuant to Item 404. In that regard, we note that the relationships mentioned in footnotes 24 and 27 of the selling security holders table on page 84 of the prospectus did not meet the dollar threshold of Item 404.

Principal Stockholders - Page 80
--------------------------------

20. WE NOTE IN THE SECOND PARAGRAPH YOUR EXCLUSION OF SECURITIES UNDERLYING SPECIFIED DERIVATIVE SECURITIES. IF THE EXCLUSIONS ARE BASED ON CONTRACTUAL LIMITATIONS THAT CAN BE WAIVED BY THE PARTIES, THE RELATED SECURITIES SHOULD BE INCLUDED IN THE BENEFICIAL OWNERSHIP TABLE. YOU MAY INCLUDE APPROPRIATE EXPLANATORY FOOTNOTES. IN THIS REGARD, WE NOTE YOUR REFERENCE TO NON-WAIVABLE PROVISIONS IN FOOTNOTE (8). PLEASE TELL US HOW, UNDER APPLICABLE STATE LAW, CONTRACT PROVISIONS MAY NOT BE WAIVED. THIS COMMENT ALSO APPLIES TO THE DISCLOSURE IN YOUR TABLE OF SELLING SECURITY HOLDERS.

Russell Mancuso, Esq.
April 12, 2005
Page 7


         The contractual limitations expressly state that they may not be waived. The contracts contain a choice of law provision that selects New York law as the governing law. The Company is not aware of any provisions of New York law that would prevent the parties from exercising their freedom to contractually agree that the beneficial ownership limitations may not be waived. Accordingly, as discussed in the footnotes to the table of principal stockholders and the table of selling security holders, a specified number of securities has been excluded from the beneficial ownership figures for certain of the selling security holders.

Selling Security Holders - Page 82
----------------------------------

21. WE NOTE YOUR REFERENCE TO ROTH CAPITAL PARTNERS IN THE THIRD PARAGRAPH. PLEASE TELL US WHETHER ANY OTHER SELLING SECURITY HOLDERS ARE BROKER-DEALERS OR AFFILIATES OF BROKER-DEALERS.

         Each selling security holder other than Roth Capital Partners has represented to the Company that it is not a broker-dealer or an affiliate of a broker-dealer.

22. REFER TO THE COLUMN ENTITLED "SHARES OF COMMON STOCK BEING OFFERED." PLEASE ENSURE THAT THE FOOTNOTES TO THIS COLUMN ARE RECONCILABLE TO THE NUMBERS IN THE TABLE. FOR EXAMPLE, FOOTNOTES 10 AND 11 DESCRIBE MORE SHARES THAN ARE REFLECTED IN THE COLUMN.

         The footnotes have been reconciled to the selling security holders' table, and a new footnote 30 has been added at page 84 of the prospectus to include a portion of the information that previously was included in footnotes 10 and 11.

23. PLEASE RECONCILE THE 200,500 SHARES REGISTERED FOR JASON OLIVA WITH THE 250,500 SHARES DESCRIBED AS ISSUED TO MR. OLIVA ON PAGE 88. ALSO, IT APPEARS THAT ON PAGES 86-88 YOU HAVE DESCRIBED MORE SHARES AS BEING INCLUDED FOR SALE IN THE PROSPECTUS THAN ARE INCLUDED IN THE SELLING SECURITY HOLDERS' TABLE.

         A typographical error that was on page 88 has been corrected on page 87 of the prospectus to reflect that Mr. Oliva received warrants for only 200,500 shares. The descriptions that were on pages 86-88 and are now on pages 85 to 87 of the prospectus have been reconciled to the selling security holders' table.

Russell Mancuso, Esq.
April 12, 2005
Page 8


Description of Capital Stock - Page 91
--------------------------------------

24. YOUR DISCLOSURE MAY NOT BE QUALIFIED BY REFERENCE TO STATUTES. PLEASE REVISE ACCORDINGLY.

         The reference to applicable statutes has been deleted from the disclosure appearing at page 90 of the prospectus.

Financial Statements
--------------------

25. THE FINANCIAL STATEMENTS SHOULD BE UPDATED, AS NECESSARY, TO COMPLY WITH RULE 3-12 OF REGULATION S-X. ACCORDINGLY, IT APPEARS THAT YOU ARE REQUIRED TO UPDATE YOUR FILING TO INCLUDE DECEMBER 31, 2004 AUDITED FINANCIAL STATEMENTS IF ALL CONDITIONS SET FORTH IN PARAGRAPH (C) OF RULE 3-01 OF REGULATION S-X ARE NOT MET. ALTERNATIVELY, IF EFFECTIVENESS OCCURS PRIOR TO UPDATING THE RECENT DEVELOPMENTS SECTION OF THE FILING SHOULD BE SIGNIFICANTLY EXPANDED. PLEASE REVISE YOUR FILING AS APPROPRIATE.

         The filing has been updated to include December 31, 2004 audited financial statements.

26. PROVIDE A CURRENT CONSENT OF THE INDEPENDENT ACCOUNTANTS IN ANY AMENDMENT TO THE REGISTRATION STATEMENT.

         The current consent of independent accountants has been included as
Exhibit 23.1 to the Registration Statement.

27. ADDITIONALLY, PLEASE HAVE YOUR ACCOUNTANTS UPDATE THEIR CONSENTS TO INCLUDE ALL HEADINGS IN WHICH THEIR NAME APPEARS IN THE REGISTRATION STATEMENT. FOR INSTANCE, WE NOTE THAT THE ACCOUNTANTS' NAMES ARE INCLUDED UNDER THE "SUMMARY CONSOLIDATED HISTORICAL FINANCIAL DATA" AND "SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA," BUT ARE NOT INCLUDED IN THE CONSENT.

         References to the accountants have been limited to the "Experts" section at page 93 of the prospectus. This section is specifically referenced in their consent.

28. IF YOU MAKE CHANGES TO THE DECEMBER 2003 OR SEPTEMBER 30, 2004 FINANCIAL STATEMENTS IN RESPONSE TO OUR COMMENTS, MAKE CORRESPONDING CHANGES WHERE APPLICABLE TO THE COMPARATIVE FINANCIAL STATEMENTS INCLUDED IN THE FORM 10-K AND FORM 10-Q IN YOUR FUTURE FILINGS.

         The Company has included in the 2004 Form 10-K disclosures in response to your comments and has made corresponding changes where appropriate in the comparative financial statements included in the 2004 Form 10-K and intends to make similar corresponding changes in its future filings. The Company does not intend to file amendments to its 2003 Form 10-K or September 30, 2004 Form 10-Q. The Company believes that any changes that would be reflected in such amendments would not, individually or in the aggregate, be material.

Russell Mancuso, Esq.
April 12, 2005
Page 9


Condensed Consolidated Financial Statements for the three and nine months ended
-------------------------------------------------------------------------------
September 30, 2004 and 2003
---------------------------

Condensed Consolidated Statement of Operations - Page F-3
---------------------------------------------------------

29. YOUR STATEMENT OF OPERATIONS SHOULD SEPARATELY DISCLOSE REVENUES FROM THE SALE OF PRODUCTS, SERVICES, AND OTHER PRODUCTS IF REVENUES FROM ANY INDIVIDUAL REFERENCED COMPONENT ARE MORE THAN 10 PERCENT OF THE TOTAL REVENUE FOR THE YEAR. RELATED COST AND EXPENSES SHOULD BE COMBINED AND DISCLOSED SEPARATELY. REFER TO REGULATION S-X, ARTICLE 5-03(B)(1) AND
         (2). REVISE AS NECESSARY.

         Under Rule 5-03.1 and 5-03.2 of Regulation S-X, if the Company derives income from more than one class described in 5-03.1 (e.g., tangible products, services, other), then the Company may combine with another class the income and related costs and expenses for each class that is not more than 10% of total revenue for the period. These rules did not require the Company to separately disclose sales of products and services because no individual class, other than "Products," consisted of 10% or more of the Company's total revenues.

         For the three months ended September 30, 2004 and 2003, the combined "Other" (i.e., non-Product) class for the communications equipment segment was 3% and 3% respectively, and the combined "Other" class for the electronic components segment was 5% and 3%, respectively. Therefore, neither of these two "Other" classes was required to be disclosed separately. Further, even if these two "Other" classes had been combined during each of those three month periods, the combined amount still would not have met the 10% threshold of Rule 5-03.

         Similarly, for the nine months ended September 30, 2004 and 2003, the combined "Other" class for the communications equipment segment was 3% and 3%, respectively, and the combined "Other" class for the electronic components segment was 6% and 4%, respectively. Combining these two "Other" classes together also would not have met the 10% threshold.

         Further, for the years ended December 31, 2004 and 2003, the combined "Other" class for the communications equipment segment was 3% and 3%, respectively, and the combined "Other" class for the electronic components segment was 5% and 2%, respectively. Combining these two "Other" classes together also would not have met the 10% threshold.

Russell Mancuso, Esq.
April 12, 2005
Page 10


Condensed Consolidated Statements of Cash Flows - Page F-6
----------------------------------------------------------

30. REVISE TO PRESENT BORROWINGS AND REPAYMENTS ON NOTES PAYABLE AND LONG-TERM DEBT ON A "GROSS" BASIS, OR TELL US WHY THE CURRENT PRESENTATION IS APPROPRIATE. REFER TO PARAGRAPH 13 TO SFAS 95.

         Historically, the majority of the Company's borrowings have consisted of short-term revolving accounts or overdrafts that experience drawings and repayments daily. Under paragraph 13 of SFAS 95, these borrowings and repayments are appropriately presented on a net basis due to their quick turnover and original maturity of less than three months.

         The majority of long-term debt at September 30, 2004 and December 31, 2004 consisted of notes issued in the Larus Corporation acquisition with an aggregate original principal amount of $3,000,000. These notes had been paid down by $125,000 as of September 30, 2004 and by $250,000 as of December 31, 2004. Borrowings and repayments on long-term debt for the year ended December 31, 2004 have been presented on a gross basis in the statements of cash flows at page F-7 of both the 2004 Form 10-K and the prospectus and will be so presented for future periods. Borrowings and repayments on long-term debt for previous periods were not material and, therefore, their presentation has not been revised.

31. PLEASE EXPLAIN SUPPLEMENTALLY THE VALUATION METHODOLOGY AND SIGNIFICANT ASSUMPTIONS USED TO ALLOCATE THE PURCHASE PRICE TO THE ACQUIRED ASSETS AND LIABILITIES, INCLUDING GOODWILL AND THE CONSIDERATION OF IDENTIFIABLE INTANGIBLE ASSETS, SUCH AS THE INTELLECTUAL PROPERTY IN LARUS. IF YOUR PURCHASE PRICE ALLOCATION RESULTED IN A SIGNIFICANT INCREASE OR DECREASE FROM THE HISTORICAL BOOK VALUE OF AN ASSET OR LIABILITY RECORDED BY LARUS, PLEASE TELL US HOW YOU MADE YOUR VALUATION.

         The Company followed the guidance of paragraph 37 of SFAS 141 to allocate the purchase price to the acquired assets and liabilities assumed, except goodwill. The Company allocated the remaining purchase price to goodwill. The intangible assets acquired, including goodwill, are currently being appraised by an independent appraisal firm, as discussed in response to comment 32 below and at pages 36 and F-35 of the 2004 Form 10-K and pages 23 and F-35 of the prospectus. The Company's purchase price allocation did not result in a significant increase or decrease from the historical book value of any assets or liabilities recorded by Larus Corporation because the assets had book values that the Company deemed to be approximately equivalent to their fair values.

         Inventories acquired included finished goods, work in process and raw materials. Finished goods were valued at the fully absorbed cost, which approximated the selling price less costs of disposal and a reasonable profit allowance. Work in process was valued at the cost of materials plus labor and burden, which resulted in a value equivalent to estimated selling price less cost to complete, cost of disposal and a reasonable profit allowance. Raw materials were valued at current replacement cost.

Russell Mancuso, Esq.
April 12, 2005
Page 11


         Plant and equipment acquired were old and nearly fully depreciated. After reviewing the physical status of the plant and equipment, the Company determined that the current replacement cost of the plant and equipment was similar to the book value at the time of the acquisition.

         Accounts receivable were valued at their net realizable values, taking into account their present values and apparent collectibility. Accounts payable had short-term maturities and, therefore, were valued at their face amounts. The unfavorable lease obligation was valued in the manner described in response to comment 33 below.

32. IN THIS REGARD, WE NOTE THAT $5.5 MILLION OF THE PURCHASE PRICE WAS ALLOCATED TO GOODWILL. REVISE TO DISCLOSE THE AMOUNT OF GOODWILL BY REPORTABLE SEGMENT. SUPPLEMENTALLY ADDRESS THE CONSIDERATION GIVEN TO THE POSSIBILITY THAT SPECIFICALLY IDENTIFIABLE INTANGIBLES MAY EXIST THAT SHOULD BE VALUED. EXPLAIN WHY THERE HAVE BEEN NO ALLOCATIONS TO PATENTS, COVENANTS NOT TO COMPETE, CUSTOMERS, WORK FORCE, SOFTWARE AND/OR COMPLETED TECHNOLOGY. REFER TO SFAS 141 PARAGRAPHS 51-52 FOR GUIDANCE.

         The Company has referred to paragraphs 51-52 of SFAS 141 for guidance. The goodwill and other intangible assets applicable to each segment is as follows:

                                                                      Other
                                                    Goodwill        Intangibles
                                                    --------        -----------

               Electronic components segment:     $ 1,085,000       $         0
               Communications equipment segment:    4,796,000         3,560,000
               --------------------------------   ------------      ------------
               Total at December 31, 2004:        $ 5,881,000       $ 3,560,000

         The Larus Corporation acquisition occurred in July 2004. As of September 30, 2004, the Company had not yet completed its purchase price allocation for intangible assets. The Company has commissioned a valuation firm to determine what portion of the purchase price should be allocated to identifiable intangible assets. Although the valuation analysis is still in progress, the Company has estimated that the Larus tradename and trademark are valued at $2,800,000 and that the technology and customer relationships are valued at $800,000. Goodwill associated with the Larus Corporation acquisition totaled $3,363,000. The Larus tradename and trademark were determined to have indefinite lives and therefore are not being amortized but rather are being periodically tested for impairment. The technology and customer relationships were both estimated to have ten-year lives and, as a result, $40,000 of amortization expense was recorded and charged to administrative expense in 2004. The valuation of the identified intangible assets is expected to be completed in May 2005 and could result in changes to the value of these identified intangible assets and corresponding changes to the value of goodwill. The Company will revise the purchase price allocation, if necessary, when the Company completes the fair value analysis.

Russell Mancuso, Esq.
April 12, 2005
Page 12


33. IN THIS REGARD, WE NOTE THAT YOU ENTERED INTO AN ABOVE MARKET REAL PROPERTY LEASE WITH THE SELLERS, WHICH EXCEEDS THE FAIR MARKET VALUE BY APPROXIMATELY $756,000. SUPPLEMENTALLY TELL US HOW YOU ACCOUNTED FOR AND VALUED THIS LEASE. SUPPORT THAT YOUR ACCOUNTING COMPLIED WITH GAAP.

         A component of the opening balance sheet for Larus Corporation, the subsidiary the Company acquired in July 2004, was a liability of $756,000 for an above market lease obligation. The Company entered into this lease obligation as a condition of buying Larus Corporation and, therefore, this lease obligation became part of the acquisition accounting. Pursuant to paragraph 37(k) of SFAS 141, the Company established a liability for an unfavorable lease arrangement. Larus Corporation was leasing a 30,000 square foot building from its stockholders. The Company continued to lease the building after the acquisition under a new lease agreement at $0.90 per square foot, subject to increases based on changes in the 30-day LIBOR rate. Near the time of the acquisition, local real estate agents confirmed to the Company that this type of building in the same area generally leased for $0.60 per square foot. Accordingly, the Company calculated the above market portion of the lease obligation as follows:

         $0.90 per square foot actual rent minus $0.60 per square foot market rent = $0.30 above market rent per square foot per month

         $0.30 multiplied by 30,000 square feet = $9,000 total above market rent per month

         $9,000 above market rent per month multiplied by 84-month lease term
              = $756,000 total above market rent for the lease term.

         The Company recorded this liability pursuant to paragraph 37(k) of SFAS 141 and is amortizing it against rent expense at the rate of $9,000 per month.

34. PLEASE DISCLOSE THE AMOUNTS AND METHODS USED TO VALUE THE 1,213,592 SHARES AND 150,000 WARRANTS ISSUED TO ACQUIRE LARUS.

         The amounts and methods used to value the shares and warrants have been disclosed in note 15 to the 2004 financial statements at page F-34 of both the 2004 Form 10-K and the prospectus and in the "Overview" section of the MD&A discussion at page 32 of the 2004 Form 10-K and page 18 of the prospectus.

Russell Mancuso, Esq.
April 12, 2005
Page 13


Note 9. Subsequent Events - Page F-14
-------------------------------------

35. REGARDING THE WARRANTS ISSUED TO HAYDEN COMMUNICATIONS FOR INVESTOR RELATIONS SERVICES, PLEASE TELL US AND REVISE TO DISCLOSE THE FAIR VALUE ASSIGNED TO THE WARRANTS AND HOW IT WAS DETERMINED. ADDRESS BOTH THE METHOD AND THE SIGNIFICANT ASSUMPTIONS APPLIED.

         The Hayden Communications warrants were valued at $38,977 using a Black-Scholes formula that included a volatility of 107.18%, an interest rate of 2.5%, a life of 3 years and no assumed dividend. The amounts and methods used to value warrants issued during the periods presented in the prospectus and the 2004 Form 10-K have been disclosed in note 8 to the 2004 financials at page F-22 of both the prospectus and the 2004 Form 10-K.

36. WE NOTE THAT THE REGISTRATION STATEMENT MUST BE DECLARED EFFECTIVE NO LATER THAN 150 DAYS FOLLOWING THE CLOSING DATE (JANUARY 5, 2005) OR THE COMPANY WOULD BE REQUIRED TO PAY LIQUIDATED DAMAGES TO INVESTORS, AS DISCUSSED ON PAGE 86. SUPPLEMENTALLY DISCUSS AND QUANTIFY THE AMOUNT OF POTENTIAL DAMAGES YOU WOULD HAVE TO PAY INVESTORS. REVISE TO DISCLOSE, IF YOU BELIEVE NO DISCLOSURE IS NECESSARY, SUPPLEMENTALLY EXPLAIN AND SUPPORT.

         If the Company is unable to meet this obligation or unable to maintain the effectiveness of the registration in accordance with the requirements of the registration rights agreement that the Company entered into with the investors, then the Company will be required to pay to each investor liquidated damages equal to 1% of the amount paid by the investor for the shares of common stock still owned by the investor on the date of the default and 2% of the amount paid by the investor for the shares of common stock still owned by the investor on each monthly anniversary of the date of the default that occurs prior to the cure of the default. The maximum aggregate liquidated damages payable to any investor will be equal to 10% of the aggregate amount paid by the investor for the shares of the Company's common stock. Accordingly, the maximum aggregate penalty that the Company would be required to pay under this provision is 10% of the $18,005,000 initial purchase price of the common stock, which would be $1,801,000. This information has been included in note 17 to the 2004 financials at page F-38 of both the 2004 Form 10-K and the prospectus and in "Liquidity and Capital Resources" at page 33 of the prospectus and page 46 of the Form 10-K.

Consolidated Financial Statements for the year-ended December 31, 2003
----------------------------------------------------------------------

General
-------

37. PLEASE APPLY OUR COMMENTS ON THE FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004 TO YOUR YEAR ENDED DECEMBER 31, 2003 WHERE APPLICABLE.

         Please refer to the response to comment 28 above.

Russell Mancuso, Esq.
April 12, 2005
Page 14


Consolidated Balance: Sheets - Page F-17
----------------------------------------

38. SUPPLEMENTALLY PROVIDE US WITH A SCHEDULE OF THE COMPONENTS OF "ACCRUED EXPENSES" AS OF DECEMBER 31, 2003 AND 2002.

         Accrued expenses consisted of the following as of December 31 (in thousands):

                                                       2004                2003               2002
                                                     ---------          ---------          ---------
          Accrued salaries                           $    805           $    593           $    519
          Accrued vacation                                240                127                106
          Other taxes / social security                   251                261                319
          Other payroll related                            43                 37                 36
          Other taxes - VAT, sales, property              112                 99                 84
          Accrued audit fees                              276                199                148
          Accrued director fees                            --                 27                106
          Accrued legal fees                               26                 15                 24
          State income tax                                 --                 27                 --
          Accrued warranty                                 64                 80                 72
          Accrued commissions                             200                110                146
          Accrued bonus                                   260                215                 --
          Accrued insurance                                39                 56                 48
          Provision for leasehold repair                   43                 40                165
          Goods received not invoiced                       8                 31                 51
          Advance payments from customers                  77                656                 40
          Deferred income                                  19                 --              1,086
          Deferred compensation                           233                201                 --
          Customer credits                                 65                 --                228
          Unrealized currency exchange                     60                 26                 --
          Unfavorable leasehold                           108                 --                 --
          Other accrued expenses                           85                 35                 --
                                                     ---------          ---------          ---------
          Total accrued expenses                     $  3,014           $  2,861           $  3,209
                                                     =========          =========          =========

         The Company has disclosed in note 7 of the December 31, 2004 financials at page F-19 of both the 2004 Form 10-K and the prospectus its accrued expenses for 2004, 2003 and 2002 and has specified in that disclosure each accrued expense that exceeded 5% of current liabilities as of December 31, 2004, 2003 and 2002.

Russell Mancuso, Esq.
April 12, 2005
Page 15


Consolidated Statements of Operations - Page F-18
-------------------------------------------------

39. SUPPLEMENTALLY PROVIDE US WITH A SCHEDULE OF THE COMPONENTS OF THE INCOME STATEMENT LINE ITEM TITLED "OTHER, NET" FOR EACH OF THE PERIODS PRESENTED.

         Other, net income consisted of the following for the year ended December 31:

                                              2004          2003          2002
                                           ---------     ---------     ---------

Other Income (Expense)                     $ 21,019      $ 38,676      $(75,598)
Employee Litigation                              --        22,692            --
Fixed Asset Depreciation Adjustment              --        10,214            --
Loss on Sale of Asset                        (1,856)           --        (9,076)
Gain (Loss) on Foreign Exchange              28,689       (13,205)        4,409
                                           ---------     ---------     ---------
                Total Other, Net Income    $  5,814      $ 58,377      $(80,265)
                                           =========     =========     =========

Note 1. Summary of Significant Accounting Policies - Page F-23
--------------------------------------------------------------

Revenue Recognition - Page F-23
-------------------------------

40. IF MATERIAL, PLEASE DISCLOSE HOW YOU ACCOUNT FOR SHIPPING AND HANDLING COSTS, REFER TO EITF 00-10.

         Shipping costs are immaterial to the Company's consolidated financial statements. Handling costs are not charged. The Company considered the guidance in EITF 00-10 and has included the required disclosure under the "Revenue Recognition" heading in note 1 at page F-10 of both the 2004 Form 10-K and the prospectus.

41. YOUR DISCLOSURE REGARDING REVENUE RECOGNITION IS TOO VAGUE. EXPAND TO DESCRIBE YOUR REVENUE RECOGNITION POLICY IN GREATER DETAIL. TO THE EXTENT THAT POLICY DIFFERS AMONG SIGNIFICANT PRODUCT LINES (I.E. ELECTRONIC COMPONENTS AND COMMUNICATIONS EQUIPMENT), PLEASE MAKE YOUR DISCLOSURE PRODUCT LINE SPECIFIC. ALSO, IF THE POLICIES VARY IN DIFFERENT PARTS OF THE WORLD THOSE DIFFERENCES SHOULD BE DISCUSSED. PROVIDE DETAILS OF DISCOUNTS, RETURN POLICIES, POST SHIPMENT OBLIGATIONS, CUSTOMER ACCEPTANCE, WARRANTIES, CREDITS, REBATES, AND PRICE PROTECTION OR SIMILAR PRIVILEGES AND HOW THESE IMPACT REVENUE RECOGNITION. ALSO PROVIDE A SUPPLEMENTAL ANALYSIS THAT EXPLAINS YOUR REVENUE RECOGNITION PRACTICES AND DEMONSTRATES THAT YOUR POLICIES ARE SAB 104 AND SFAS 48 COMPLIANT.

         An expanded discussion of the Company's revenue recognition policies has been included under the "Revenue Recognition" heading in the "Critical Accounting Policies" section of the MD&A at page 34 of the 2004 Form 10-K and page 20 of the prospectus and under the "Revenue Recognition" heading in note 1 of the 2004 financials at page F-9 of both the 2004 Form 10-K and the prospectus. The criteria outlined in SAB 104 and SFAS 48 have been addressed in that discussion.

Russell Mancuso, Esq.
April 12, 2005
Page 16


         The Company's United Kingdom operations are subject to laws and business practices in which title to goods remains with the seller until the goods are fully paid for, effectively giving the seller a financial security interest similar to that provided by UCC filings in the United States that permits the seller to take the goods back if non-payment occurs. As addressed in Question 3 of SAB 104, because the only right the Company retains with the title to goods is that enabling recovery of the goods if the customer defaults on payment, and because all other revenue recognition criteria of SAB 104 and SFAS 48 are met at the point of shipment, revenue recognition at the point of shipment is appropriate for these goods.

42. IN THIS REGARD, SUPPLEMENTALLY DESCRIBE AND REVISE TO DISCLOSE THE NATURE AND EXTENT OF RETURN RIGHTS ASSOCIATED WITH YOUR PRODUCT SALES. IF RETURNS ARE PERMITTED FOR OTHER THAN NORMAL WARRANTY MATTERS, PLEASE EXPLAIN HOW THESE RIGHTS ARE CONSIDERED IN YOUR REVENUE RECOGNITION POLICIES. FOR EXAMPLE, WE NOTE THAT CUSTOMERS ARE GIVEN A 30-DAY EVALUATION PERIOD FOR YOUR COMMUNICATION EQUIPMENT. EXPLAIN AND SUPPORT WHY YOU BELIEVE ITS APPROPRIATE TO RECOGNIZE REVENUE UPON SHIPMENT TO CUSTOMERS. ADDRESS THE FACTORS OUTLINED IN SAB 104 AND PARAGRAPH 6-8 OR SFAS 48 IN YOUR RESPONSE. ALSO, DISCUSS THE FREQUENCY WITH WHICH SUCH RETURNS OCCUR AND ESTIMATE THE DOLLAR AMOUNTS.

         The sentence regarding the right to return communications equipment products within 30 days of purchase if a new order is received has been deleted. The Company's current policy is that returns are not allowed without prior authorization. Returns are not a normal occurrence because products are produced based on a duly authorized and legally binding purchase order. Normally, when a customer requests authorization to return a product, the request is supported by a new purchase order for a replacement product. This policy and a dollar estimate have been included under "Revenue Recognition" at page 20 of the prospectus and page F-9 of both the 2004 Form 10-K and the prospectus.

43. WE SEE THAT YOU HAVE RELATIONSHIPS WITH OFFSHORE VENDORS AS A "RESELLER" OF THEIR PRODUCTS (PAGE 45). SUPPLEMENTALLY TELL US HOW YOU ACCOUNT FOR THESE ARRANGEMENTS. REFER TO EITF 99-19 AND EITF 02-16 IN YOUR RESPONSE. REVISE YOUR REVENUE RECOGNITION POLICY, IF MATERIAL.

         The Company has considered the accounting guidance of EITF 99-19 and 02-16. The Company designs and manufactures most of the products it sells. The Company records at cost, at the time title and risk of loss pass to the Company, any inventory purchased from outside vendors, whether the inventory is obtained from domestic or foreign vendors and whether the inventory is intended for resale by the Company's domestic or foreign operations. Payment generally is due to vendors within 30 days after the Company's receipt of the product. The

Russell Mancuso, Esq.
April 12, 2005
Page 17


Company generally does not receive rebates from vendors, and any rebates would be recorded as an offset to cost of sales in accordance with EITF 02-16. There are numerous vendors from which the Company may purchase inventory to satisfy its customers' requirements. The Company recognizes sales on a gross basis because it has satisfied the indicators of gross revenue reporting required by EITF 99-19. Based on the foregoing, the Company believes that its revenue recognition policy described at pages 34 and F-9 of the 2004 10-K and pages 20 and F-9 of the prospectus is applicable to its reseller arrangements and that no specific discussion of reseller arrangements is required.

44. SUPPLEMENTALLY AND IN DETAIL, EXPLAIN THE NATURE OF YOUR PRODUCT OR PRODUCTS. DO YOU SELL HARDWARE AND SOFTWARE SEPARATELY OR TOGETHER? IF TOGETHER, HOW DO YOU ALLOCATE REVENUE TO THESE ELEMENTS? DO YOU HAVE MULTIPLE DELIVERABLE ARRANGEMENTS? IF SO, REVISE TO DISCLOSE, (A) YOUR ACCOUNTING POLICY FOR RECOGNITION OF REVENUE FROM MULTIPLE DELIVERABLE ARRANGEMENTS AND (B) A DESCRIPTION AND NATURE OF SUCH ARRANGEMENTS, INCLUDING PERFORMANCE, CANCELLATION, TERMINATION, OR REFUND-TYPE PROVISIONS. SEE PARAGRAPH 18 OF EITF 00-21.

         The Company's products and services are described in detail beginning at page 45 of the "Business" section of the prospectus and at page 7 of the "Business" section of the 2004 Form 10-K. The Company does not sell software. However, many of the Company's products have software embedded in them to make them function. Such software is among many other components that make up the Company's products and contribute to their functionality, and the software is not sold or billed separately.

         Relative to multiple element arrangements under EITF 00-21, the Company does offer product training for certain of its products that is usually provided within a very short time following the delivery of the product. The Company generally charges $2,500 per day for such training, and one day of training is usually all that is necessary for a typical product sale. The Company's products include training manuals, and customers often do not purchase the training. Therefore, the training is not integral to the functionality of the product. When training is provided, customer acceptance of the product is not contingent upon, and there are no product sales refund provisions related to, the training. The amount of training that is undelivered at the end of a reporting period has historically been insignificant. If such undelivered training was material at the end of a reporting period, the Company would follow the guidance outlined by EITF 00-21 and allocate the recognition of revenue of the delivered and undelivered elements based on the relative fair values of the items sold.

Russell Mancuso, Esq.
April 12, 2005
Page 18


Note 2. Inventories - Page F-28
-------------------------------

45. WE NOTE THE VALUATION ALLOWANCES ESTABLISHED FOR OBSOLETE INVENTORY. WITH RESPECT TO THESE VALUATION ALLOWANCES, CONFIRM THAT INVENTORY IMPAIRMENT CHARGES ESTABLISH A NEW COST BASIS FOR INVENTORY AND THAT CHARGES ARE NOT SUBSEQUENTLY REVERSED TO INCOME EVEN IF CIRCUMSTANCES LATER SUGGEST THAT INCREASED CARRYING AMOUNTS ARE RECOVERABLE. REFER TO SAB TOPIC 5-BB.

         The Company's inventory reserves for excess and obsolete inventory reduce the net value of the related inventory. After the Company establishes a reserve, the reserve is never reversed. Rather, the obsolete items reserved for usually are discarded and, at that point, the reserve is charged for the physical abandonment of the inventory. The excess items often are discarded but sometimes are eventually partially or wholly used in production. The usage in production of those items would cause a charge to its corresponding part of the reserve.

46. WE NOTE YOUR ALLOWANCE FOR INVENTORY OBSOLESCENCE IS BASED "PRIMARILY" ON THE ESTIMATED FORECAST OF PRODUCT DEMAND AND PRODUCTION REQUIREMENTS FOR THE NEXT TWELVE MONTHS. SUPPLEMENTALLY CONFIRM THAT INVENTORY IS ADDITIONALLY REVIEWED FOR INDIVIDUAL FACTS AND CIRCUMSTANCES, WHICH DETERMINE THE NEED FOR THE WRITE-OFF. DISCUSS THE INDIVIDUAL FACTS AND CIRCUMSTANCES YOU REVIEW. REVISE YOUR DISCLOSURE TO DISCUSS THESE MATTERS AS WELL.

         The Company analyzes its perpetual inventory against historical usage and forecasted sales on an individual item basis to estimate product demand. Financial and operational management reviews the analysis and categorizes inventory based on levels of actual and forecasted usage. The Company considers factors such as inventory aging, new products categories, new or lost customer requirements, and changing market circumstances in the Company's inventory analysis.

         The Company has indicated in its "Inventory Valuation" disclosure at page 21 of the prospectus and page 34 of the 2004 Form 10-K and in its "Inventories" disclosure at page F-10 of both the 2004 Form 10-K and the prospectus that in order to determine inventory write-down provisions, the Company reviews product line inventory levels and individual items as necessary and periodically reviews assumptions about forecasted demand and market conditions.

Note 4. Goodwill Amortization and Impairment Testing - Page F-29
----------------------------------------------------------------

47. WE NOTE THAT YOU PERFORM YOUR ANNUAL GOODWILL IMPAIRMENT ASSESSMENT AS OF DECEMBER 31, 2003 AND 2002. YOU SHOULD TEST GOODWILL OF A REPORTING UNIT FOR IMPAIRMENT BETWEEN ANNUAL TESTS IF AN EVENT OCCURS OR CIRCUMSTANCES CHANGE THAT WOULD MORE LIKELY THAN NOT REDUCE THE FAIR VALUE OF A REPORTING UNIT BELOW ITS CARRYING AMOUNT. PARAGRAPH 28 OF

Russell Mancuso, Esq.
April 12, 2005
Page 19


         SFAS 142 LISTS SEVERAL EXAMPLES OF SUCH EVENTS OR CIRCUMSTANCES. WE NOTE NO DISCUSSION IN THE NOTES TO YOUR FINANCIAL STATEMENTS OF A REQUIREMENT TO TEST GOODWILL IMPAIRMENT OF A REPORTING UNIT BETWEEN ANNUAL TESTS IF AN EVENT OCCURS OR CIRCUMSTANCES CHANGE THAT WOULD MORE LIKELY THAN NOT REDUCE THE FAIR VALUE OF A REPORTING UNIT BELOW ITS CARRYING AMOUNT. PLEASE TELL US AND REVISE TO CLARIFY WHETHER AND HOW YOU COMPLY WITH THE REQUIREMENTS OF PARAGRAPH 28 OF SFAS 142.

         The Company is aware of and in compliance with the requirements of paragraph 28 of SFAS 142. No events occurred or circumstances changed between annual tests that would have required an interim goodwill impairment assessment.
Note 4 at page F-15 of both the 2004 Form 10-K and the prospectus and the discussion under "Intangibles, Including Goodwill" at page 36 of the 2004 Form 10-K and page 23 of the prospectus have been revised to discuss the requirement for interim tests and to indicate that no such events or changes in circumstances have occurred.

48. PLEASE EXPAND YOUR DISCLOSURES TO EXPLAIN THE CONCEPT OF REPORTING UNITS AND TO IDENTIFY YOURS. SUPPLEMENTALLY AND IN DETAIL, EXPLAIN HOW YOUR CONCLUSIONS REGARDING REPORTING UNITS ARE CONSISTENT WITH THE GUIDANCE IN PARAGRAPH 30 OF SFAS 142. PLEASE NOTE THAT A REPORTING UNIT MAYBE A LEVEL BELOW AN OPERATING SEGMENT. THE DISCLOSURE IN THE FILING SHOULD SUPPORT YOUR CONCLUSIONS AS WELL.

         The Company's business segment and component structure is consistent with the guidance in paragraph 30 of SFAS 142. The Company has two business segments: electronic components and communications equipment. Each segment has business units or components as described in paragraph 30. Each component has discrete financial information and a management structure. Following is a description of the Company's segment and component structure:

         Reporting Units Within Electronic Components Segment:
         -----------------------------------------------------

         o XET Corporation - Rancho Cucamonga, California: Digitran Division- digital and rotary switches, and electronic subsystem assemblies for defense and aerospace applications and keypads

         o        XET Corporation - Monrovia, California: XCEL Circuits Division
                  - printed circuit boards mostly for intercompany sales

         o XCEL Japan Ltd. - Tokyo, Japan: Reseller of Digitran switches and other third party electronic components

Russell Mancuso, Esq.
April 12, 2005
Page 20


         o XCEL Corporation Ltd. - Ashford, Kent, England: Power supplies and conversion for defense and aerospace applications; this reporting unit also includes XCEL Power Systems, Ltd., Belix Power Conversions Ltd., Belix Wound Components Ltd., The Belix Company Ltd., Pascall Electronic (Holdings) Limited and Pascall Electronics Limited

         Reporting Units Within Communications Equipment Segment:
         --------------------------------------------------------

         o        CXR Telcom division of CXR Larus Corporation - San Jose,
                  California: Telecom test equipment for the field and central office applications and

         o        Larus division of CXR Larus Corporation - San Jose,
                  California: Telecom synchronous timing devices and network access equipment

         o CXR-Anderson Jacobson - Abondant, France: network access and modem equipment

         A similar description has been included in note 12 to the 2004 financials at page F-28 of both the prospectus and the 2004 Form 10-K.

Note 8. Stockholders' Equity - Page F-34
----------------------------------------

49. WE NOTE THAT YOU ISSUED WARRANTS FOR SERVICES RENDERED OR TO BE RENDERED. CONFIRM THAT THESE SERVICES HAVE BEEN ACCRUED AND EXPENSED AS EARNED IN THE FINANCIAL STATEMENTS FOR THE PROPER PERIOD.

         Warrants issued for services are valued using the Black-Scholes formula. The amount so determined is recorded as an expense as earned and additional paid in capital is credited.

FORM 8-K/A FILED SEPTEMBER 30, 2004

General
-------

50. WE NOTE IN YOUR 8-K/A FILED ON SEPTEMBER 30, 2004 THAT YOU INCLUDE AUDITED FINANCIAL STATEMENTS FOR THE MOST RECENT FISCAL YEAR AND UNAUDITED FINANCIAL STATEMENTS FOR THE LATEST INTERIM PERIOD. SUPPLEMENTALLY DEMONSTRATE THAT THE APPROPRIATE YEARS WERE PRESENTED AND PROVIDE YOUR CALCULATIONS UNDER RULE 1-02(W) OF REGULATION S-X.

         Emrise Corporation acquired 100% of the equity interests in Larus Corporation in July 2004. Based on the following calculations under Rule 1-02(w) of Regulation S-X, Larus Corporation became a "significant subsidiary" of the Company at the time of acquisition:

Russell Mancuso, Esq.
April 12, 2005
Page 21


         Investment Test (Rule 1-02(w)(1))
         ---------------------------------

$6,539,500           Total GAAP purchase price for Larus Corporation
                     (described below this table)

$17,169,000          Company total consolidated assets as of December 31, 2003

38.1% Total GAAP purchase price for Larus Corporation as a percentage of Company total consolidated assets as of December 31, 2003

         Asset Test (Rule 1-02(w)(2))
         ----------------------------

$2,662,000        Larus Corporation total assets acquired

$17,169,000       Company total consolidated assets as of December 31, 2003

15.5% Larus Corporation total assets as a percentage of Company consolidated assets as of December 31, 2003

         Income Test (Rule 1-02(w)(3))
         -----------------------------

$(145,000)        Company equity in Larus Corporation's income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle for the year ended November 30, 2003

$1,161,000        Company consolidated income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle for the year ended December 31,
                  2003

12.5% Company equity in Larus Corporation's income as a percentage of Company income for the year ended December 31, 2003

         Total GAAP purchase price for Larus Corporation consisted of:

         $ 1,000,000     cash
             887,500     zero interest promissory notes
           3,000,000     subordinated promissory notes
           1,000,000     value of Company common stock issued (1,213,592 shares)
             580,000     acquisition costs
                         value of Company common stock purchase warrants issued
              72,000       (150,000 underlying shares)
         ------------    -----------------------------
         $ 6,539,500     Total
         ============

Russell Mancuso, Esq.
April 12, 2005
Page 22


         Pursuant to Rule 3-05 of Regulation S-X, because at least one of the three tests described above exceeded 20% but none exceeded 40%, financial statements for Larus Corporation were required to be furnished for the most recent fiscal year and any interim periods specified in Rules 3-01 and 3-02.

         Rule 3-01(e) specifies that non-accelerated filers must include an interim balance sheet dated within 135 days of the date of the filing. Rule 3-02(b) requires the inclusion of statements of income and cash flows for the interim period between the latest audited balance sheet and the date of the most recent interim balance sheet being filed, and for the corresponding period of the preceding fiscal year.

         The 135th day before the filing of the Form 8-K/A on September 30, 2004 was May 18, 2004. Larus Corporation's most recent fiscal year end was November 30, 2003. Accordingly, the Form 8-K/A filed on September 30, 2004 included audited financial statements for November 30, 2003, interim balance sheets as of May 31, 2004, and statements of operations and cash flows for the six months ended May 31, 2004 and 2003 in accordance with the requirements of Rule 3-05 of Regulation S-X.

Pro Forma Financial Information - Page 4
----------------------------------------

51. REVISE TO DISCLOSE IN THE NOTES A SCHEDULE SHOWING THE CALCULATION OF THE PURCHASE PRICE AND ITS COMPONENTS, INCLUDING THE ALLOCATION. THE FOLLOWING SHOULD BE CLEARLY IDENTIFIED: (I) NET TANGIBLE ASSETS AND LIABILITIES ACQUIRED; (II) IDENTIFIED INTANGIBLE ASSETS AND (III) FAIR VALUE ADJUSTMENTS TO NET TANGIBLE AND INTANGIBLE ASSETS AND LIABILITIES. IN ADDITION, PROVIDE MORE DETAILS OF REASON FOR THE SIGNIFICANT AMOUNT ALLOCATED TO GOODWILL. WHAT IS THE REASON FOR THE SIGNIFICANT PREMIUM PAID FOR THE ACQUISITION?

         The calculation and components of the purchase price and the allocation of the purchase price are now disclosed in the notes to the pro forma financial statements at page F-21 of the Form 8-K/A. A discussion of the reason for the significant premium paid is now disclosed in Item 2.01 at page 2 of the Form 8-K/A.

52. ALL ADJUSTMENTS SHOULD BE PRESENTED IN THE FORM OF SEPARATE AND SELF-BALANCING ENTRIES. YOU HAVE COMBINED SEPARATE PRO FORMA ADJUSTMENTS ON SEVERAL LINE ITEMS. REVISE YOUR PRESENTATION TO CLEARLY INDICATE THE DOLLAR IMPACT OF EACH OF THE ADJUSTMENTS.

         Each pro forma adjustment is now reflected on a separate line as a self- balancing entry on the pro forma statements of operations at pages F-18 and F-22 of the Form 8-K/A.

Russell Mancuso, Esq.
April 12, 2005
Page 23


53. IN THIS REGARD, PLEASE EXPAND THE NOTES TO PROVIDE ENOUGH INFORMATION FOR THE READER TO UNDERSTAND HOW THE ADJUSTMENTS WERE DETERMINED.

         The notes have been expanded at pages F-18 to F-23 of the Form 8-K/A to provide additional information to assist the reader in understanding how the adjustments were determined.

54. DISCLOSE HISTORICAL BASIC AND DILUTED EARNINGS PER SHARE ON THE FACE OF THE PRO FORMA STATEMENTS OF INCOME, TOGETHER WITH THE NUMBER OF SHARES USED TO COMPUTE SUCH PER SHARE DATA FOR LARUS. REFER TO ARTICLE 11 OF REGULATION S-X.

         The requested disclosure has been included in the notes to the pro forma statements of operations at pages F-19 and F-23 of the Form 8-K/A.

         If you would like to discuss any of these responses, please call me at
(714) 641-3450 or my associate, Cristy Parker, at (714) 641-3446.

                                    Sincerely yours,

                                    RUTAN & TUCKER, LLP

                                    /s/ Larry A. Cerutti (by Cristy Parker)

                                    Larry A. Cerutti
Enclosures

cc:      Mr. Tim Buchmiller (w/enclosures)
         Mr. Carmine T. Oliva (w/enclosures, via e-mail)
         Mr. Randolph D. Foote (w/enclosures, via e-mail) Cristy Parker, Esq. (w/enclosures, via e-mail)
         Mr. Richard Simitian, CPA (w/enclosures, via e-mail) Mr. Joe Rumley, CPA (w/enclosures, via e-mail)
         Mr. Anthony Sanchez, CPA (w/enclosures, via e-mail)